ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ______________________
Кор.счет. __________________________

БИК ______________________________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 24.01.2007 № 10.3.1/06-240

на № ______________ от ______________

[redacted]

07020703

082-04721

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SEC MAIL PROCESSING
RECEIVED
JAN 2007
WASH. D.C.
198 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. List of the Issuer's affiliated persons as of 31 December 2006.
2. Notifications on the facts that may influence significantly the price of the Issuer's securities.

PROCESSED
FEB 02 2007
THOMSON
FINANCIAL

Please find 37 pages enclosed.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

dlw 1/31

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities
"Including the Joint –Stock Company's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the Joint –Stock Company's securities off the said list"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: ***Non-commercial Partnership "Stock Exchange "Russian Trading System".***

2.2. Kind, category, type of the Issuer's securities included in the list of securities that can be traded by the organizer of the trade on the equity market:
Non-convertible interest-bearing certificated pay-to-bearer bonds of "UTK" PJSC (state registration number 4-06-00062-A) with face value of 1.000 rubles each.
Non-convertible interest-bearing certificated pay-to-bearer bonds of "UTK" PJSC (state registration number 4-07-00062-A) with face value of 1.000 rubles each.
Non-convertible interest-bearing certificated pay-to-bearer bonds of "UTK" PJSC (state registration number 4-08-00062-A) with face value of 1.000 rubles each.

2.3. Amount of the Joint-Stock Company's securities under placement in case the Joint-Stock Company's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:

2.4. Name of the Quotation List in which the Joint-Stock Company's securities are included or from which they are excluded, in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange; in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:
Non-convertible interest-bearing certificated pay-to-bearer bonds (state registration number 4-06-00062-A), non-convertible interest-bearing certificated pay-to-bearer bonds (state registration number 4-07-00062-A), non-convertible interest-bearing certificated pay-to-bearer bonds (state registration number 4-08-00062-A) were excluded from the NP RTS Unlisted Sector (List of securities which can be traded on NP RTS but not included in its Quotation lists)» (decision of NP RTS Management Board of 29 December 2006).
On the 29th of December 2006 the above mentioned securities were included into OJSC RTS Unlisted Sector (List of securities which can be traded on OJSC RTS but not included in its Quotation lists)» (decision of NP RTS Management Board of 29 December 2006).

3. Signature

3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 9 " January 20 07	Official seal	

Seal: ОАО ЮТК Южная телекоммуникационная компания — Открытое акционерное общество — Российская Федерация, Краснодарский край — ИНН 2308025192

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities
"Including the Joint –Stock Company's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the Joint –Stock Company's securities off the said list"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: ***Non-commercial Partnership "Stock Exchange "Russian Trading System".***

2.2. Kind, category, type of the Issuer's securities included in the list of securities that can be traded by the organizer of the trade on the equity market:
Ordinary registered shares with a par value of 0.33 rubles each and preferred registered shares with a par value of 0.33 rubles each.

2.3. Amount of the Joint-Stock Company's securities under placement in case the Joint-Stock Company's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:

2.4. Name of the Quotation List in which the Joint-Stock Company's securities are included or from which they are excluded, in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange; in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:

Ordinary registered shares with a par value of 0.33 rubles each (state registration number 1-03-00062A) were excluded from A2 Quotation List and preferred registered shares with a par value of 0.33 rubles each (state registration number 2-03-00062A) were excluded from B Quotation List (decision of NP RTS Management Board of 29 December 2006).

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 9 " January 20 07	Official seal	

LIST OF AFFILIATED PARTIES

Of the Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 1 . 1 2 . 2 0 0 6

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

Acting General Director	(signature)	V. A. Statuev (Full name)
Date " 31 " 12 20 06	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 31 12 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	-	-
2.	Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
4.	Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
5.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
6.	Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
7.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
8.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
9.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of	27.06.2006	-	

			Directors (supervisory board) of the Joint – Stock Company			
10.	Ekaterina Alexandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
11.	Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
12.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006		
13.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	29.06.2006	-	-
15.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
16.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
17.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
18.	Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.08.2006 11.09.2006	0.000004	0.000003
19.	Stanislav Petrovich Borodin	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
20.	Yuri Valentinovich Metla	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.0003	0.01
21.	Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	23.10.2006	-	-
22.	Yegor Yegorovich Rodin	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
23.	Konstantin Vladimirovich Yevtushenko	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
24.	Vasiliy Grigorievich Kuskov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
25.	Valery Ivanovich Kurennoy	Krasnodar kray, Russia	The person belongs to the group of parties,	2006	-	-

			which the Joint –Stock Company belongs to.			
26.	Andrey Vladimirovich Krukhmalyov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
27.	Igor Vladimirovich Klitochenko	Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.000008	-
28.	Alexander Vladimirovich Zemtsev	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
29.	Adelina Valentinovna Zabotina	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
30.	Alexander Nikolaevich Bogachev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
31.	Alexander Nikolaevich Kiselyov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.00007	0.00009
32.	Dmitry Yevgenievich Yerokhin	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.0001	-
33.	Oleg Stepanovich Lyubchenko	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
34.	Gennadiy Yurievich Mescheryakov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
35.	Aleksey Vitalievich Ostapchuk	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
36.	Closed-type Joint –Stock Company "Insurance company "Kostars"	Room 33-08, 42/3, Leninski prospect, Moscow 117119	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
37.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
38.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
39.	Closed Joint –Stock Company	20, Kachinskaya Str.,	The person belongs to the group of parties,	1995		

	"Yeniseitelecom "	Krasnoyarsk, 660020	which the Joint –Stock Company belongs to.		-	-
40.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
41.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
42.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
43.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
49.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614097	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
52.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs	2002	-	-

			to.			
54.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
55.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
56.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
58.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
61.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

68.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995 2006	38.16	50.69
69.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999 2006	-	-
70.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
71.	Closed Joint-Stock Company "Volgograd-GSM"	19, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02	-
72.	Open Joint-Stock Company "Recreation center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000 2006	-	-
73.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
74.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-

75.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
76.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
77.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001 2006	-	-
78.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-
79.	Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	0.00005	-
80.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
81.	Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2003	-	-

			The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
82.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-
83.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
84.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
85.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
86.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
87.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
88.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
89.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
90.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
91.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
92.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
93.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs	2000	-	-

			to.			
94.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
95.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
96.	Closed Joint-Stock Company «Globalstar Kosmicheskie *telecomunikatsii*" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
97.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
98.	Closed Joint-Stock Company «RTC-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
99.	Open Joint-Stock Company «Regional information networks»	1, Trudovaya St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
100.	Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
101.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
102.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
103.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
104.	Dagestan Open Joint –*Stock* Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the *Joint –Stock* Company belongs to.	1995	-	-
105.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1992	-	-
106.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
107.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-

108.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
109.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
110.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
111.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-
112.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
113.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
114.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
115.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
116.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
117.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
118.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
119.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
120.	Limited Liability Company "Parma	31, Kommunisticheskaya	The person belongs to the group of parties,	1997	-	-

	Paging"	St., Syktyvkar, Komi Republic, Russian Federation	which the Joint –Stock Company belongs to.			
121.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-
122.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
123.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
124.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
125.	Closed Joint-Stock Company "Telephone company - Ural"	18b, Tekhnicheskaya Str., Ekaterinburg, 620090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
126.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
127.	Closed Joint-Stock Company "RTCOM"	15, Kosareva Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
128.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
129.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
130.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
131.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
132.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy	The person belongs to the group of parties, which the Joint –Stock Company belongs	2005	-	-

		Novgorod	to.			
133.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
134.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
135.	Open Joint-Stock Company "A-Svyaz"	7, Shevchenko Str., Blagoveschensk, 675000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.06.2006	-	-
136.	Closed Joint-Stock Company "ATS-32"	94, Mira Str., Irkutsk, 664002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2006	-	-
137.	Closed Joint-Stock Company "ZEBRA TELECOM"	Building 3, 24, Trubnaya Str., Moscow, 103051	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	14.06.2006	-	-
138.	Closed Joint-Stock Company "GLOBUS-TELECOM"	38, Obraztsov Str., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	04.04.2006	-	-
139.	Limited Liability Company "Parma-Inform"	160, Internatsionalnaya Str., Syktyvkar, Komi Republic, Russia, 167982	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
140.	Closed Joint-Stock Company "Transsvyaz"	2, Chaadaev Str., Nizhny Novgorod, 603035, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
141.	Closed Joint-Stock Company "Saratov-Mobile"	40, Kiselyova Str., Saratov, 410600, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
142.	Closed Joint-Stock Company "Nizhegorodteleservice"	3, Zhukov Sq., Nizhny Novgorod, 603107, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
143.	Closed Joint-Stock Company "Chuvashiya-Mobile"	83, K.Ivanov Str., Cheboksary, Chuvashia Republic, 428018, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
144.	Closed Joint-Stock Company "Penza Mobile"	1/3, Kuprin Str., Penza, 440606, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
145.	Limited Liability Company "Telecomcenter"	Building 4, 33, Dmitrovskoe shosse, Moscow, 127550	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	-	-	-

II. Changes in the list of affiliated persons occurred during the period

from 01.10.2006 till 31.12.2006

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.08.2006 11.09.2006	0.000004	0.000003

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company.	01.08.2006	0.000004	0.000003

2	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

7	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

8	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	03.07.2006	0.000008	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

9	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

10	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

11	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

12	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.00007	0.00009

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

13	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.0001	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

14	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Nikolay Olegovich Rik	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

15	Change of the ground and the date on which the ground takes effect::	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.10.2006 11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	23.10.2006	-	-
-	-	-	-	-	-

16	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Viktoria Anatolievna Scherbakova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

17	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Elena Vladimirovna Begalieva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.000006	0.000007

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

18	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Lyudmila Ivanovna Pshenichnaya	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	0.004	0.0008

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

19	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yaroslav Yurievich Cherykov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

20	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Irina Vladimirovna Kovalskaya	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

21	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yuri Alekseevich Kochubeev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

22	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yu. A. Fetisova	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

23	Excluded from the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
V. A. Murashov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

24	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1995	38.16	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995 2006	38.16	-

25	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1999	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999 2006	-	-

26	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2001	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001 2006	-	-

27	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-

28	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company "Recreation center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2000	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Open Joint-Stock Company "Recreation center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000 2006	-	-

29	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-

30	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2003	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003 2006	-	-

31	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

32	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-

34	Change of the ground:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-

34	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Konstantin Vladimirovich Yevtushenko	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

35	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Vasiliy Grigorievich Kuskov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

36	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Valery Ivanovich Kurennoy	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

37	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Andrey Vladimirovich Krukhmalyov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

38	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Igor Vladimirovich Klitochenko	Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

39	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Vladimirovich Zemtsev	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

40	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Adelina Valentinovna Zabotina	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

41	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Nikolaevich Bogachev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

42	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Nikolaevich Kiselyov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

43	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Dmitry Yevgenievich Yerokhin	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

44	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Oleg Stepanovich Lyubchenko	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

45	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Gennadiy Yurievich Mescheryakov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

46	Included into the list of affiliated persons:	26.10.2006	26.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Aleksey Vitalievich Ostapchuk	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

47	Excluded from the list of affiliated persons:	23.10.2006	23.10.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint –Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company.	01.08.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

48	Change of the ground and the date on which the ground takes effect:	23.10.2006	23.10.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.10.2006 11.09.2006	-	-

49	Excluded from the list of affiliated persons:	29.08.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company Russian-American Joint Venture "Izhcom"	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	0	0

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

50	Excluded from the list of affiliated persons:	30.09.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

51	Excluded from the list of affiliated persons:	11.06.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

52	Included into the list of affiliated persons:	19.09.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Parma-Inform"	160, Internatsionalnaya Str., Syktyvkar, Komi Republic, Russia, 167982	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

53	Included into the list of affiliated persons:	11.08.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Transsvyaz"	2, Chaadaev Str., Nizhny Novgorod, 603035, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

54	Included into the list of affiliated persons:	18.09.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Saratov-Mobile"	40, Kiselyova Str., Saratov, 410600, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

55	Included into the list of affiliated persons:	18.09.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Penza Mobile"	1/3, Kuprin Str., Penza, 440606, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

56	Included into the list of affiliated persons:	18.09.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint-Stock Company "Chuvashiya-Mobile"	83, K.Ivanov Str., Cheboksary, Chuvashia Republic, 428018, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

57	Included into the list of affiliated persons:	11.08.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Nizhegorodteleservice"	3, Zhukov Sq., Nizhny Novgorod, 603107, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

58	Change of the address::	19.12.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	Closed Joint-Stock Company "Telephone company - Ural"	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Telephone company - Ural"	18b, Tekhnicheskaya Str., Ekaterinburg, 620090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

59	Change of the address::	19.12.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Yeniseitclecom "	20, Kachinskaya Str., Krasnoyarsk, 660020	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

60	Change of the address::	19.12.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Open Joint-Stock Company «Regional information networks»	1, Trudovaya St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

61	Change of the address::	19.12.2006	19.12.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614062	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614097	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-